SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CHINA INFORMATION TECHNOLOGY, INC.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.01
(Title of Class of Securities)

G21174100
(CUSIP Number)

Union Investment Holdings Limited
Mr. Jianghuai Lin
Mr. Zhiqiang Zhao
Mr. Junping Sun
Mr. Jinzhu Cai

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Telephone: (+86) 755-8370-8333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21174100

1.	Name of Reporting Person. Union Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 0
	8 .	Shared Voting Power 15,164,893(1)
	9 .	Sole Dispositive Power 0
	10 .	Shared Dispositive Power 15,164,893
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,164,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 45.0%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on a total of 33,681,359 Ordinary Shares as of June 19, 2015.

CUSIP No. G21174100

1.	Name of Reporting Person. Jianghuai Lin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 0
	8 .	Shared Voting Power 15,164,893(1)
	9 .	Sole Dispositive Power 0
	10 .	Shared Dispositive Power 15,164,893(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,164,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 45.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 15,164,893 Ordinary Shares indirectly held by Mr. Jianghuai Lin through Union Investment Holdings Limited.

CUSIP No. G21174100

1.	Name of Reporting Person. Zhiqiang Zhao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 103,167
	8 .	Shared Voting Power 0
	9 .	Sole Dispositive Power 103,167
	1 0 .	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G21174100

1.	Name of Reporting Person. Junping Sun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 600,000
	8 .	Shared Voting Power 0
	9 .	Sole Dispositive Power 600,000
	1 0 .	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G21174100

1.	Name of Reporting Person. Jinzhu Cai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7 .	Sole Voting Power 200,000
	8 .	Shared Voting Power 0
	9 .	Sole Dispositive Power 200,000
	1 0 .	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) HC, IN

Introductory Note

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by Union Investment Holdings Limited (“Union Investment”), a British Virgin Islands company, Mr. Jianghuai Lin, Mr. Zhiqiang Zhao, Mr. Junping Sun and Mr. Jinzhu Cai (collectively, the “Reporting Persons”) with respect to China Information Technology, Inc. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”).

Item 1.	Securities and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of the Issuer. The address of the principal executive offices of the Issuer is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040.

The Issuer’s Ordinary Shares are listed on the NASDAQ Global Select Market under the symbol “CNIT.”

Item 2.	Identity and Background

(a) — (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons. This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal Letter and the Agreement of Joint Filing as described in Item 4 below. Mr. Jianghuai Lin, Mr. Zhiqiang Zhao, Mr. Junping Sun, and Mr. Jinzhu Cai expressly disclaim beneficial ownership of any Ordinary Shares held by the other Reporting Person(s), and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Person(s), and this Schedule 13D shall not be construed as acknowledging that Mr. Jianghuai Lin, Mr. Zhiqiang Zhao, Mr. Junping Sun, and Mr. Jinzhu Cai, beneficially own any Ordinary Shares held by the other Reporting Person(s). Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Union Investment Holdings Limited, or Union Investment, as defined above, is a corporation incorporated under the laws of the British Virgin Islands, principally acts as an investment vehicle with its address at 1708, Zhongyangxigu Building, Binhe Ave., Futian District, Shenzhen, Guangdong, 518000, China.

Mr. Jianghuai Lin is the Chairman and Chief Executive Officer of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is Chairman and Chief Executive Officer of the Issuer. Mr. Jianghuai Lin holds 100% of the voting equity in Union Investment and is the sole director of Union Investment. As a result, Mr. Lin has sole voting and investment power over the Ordinary Shares of the Company held by Union Investment. The business address of Mr. Jianghuai Lin is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040.

Mr. Zhiqiang Zhao is the Director and Chief Operating Officer of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is the Director and Chief Operating Officer of the Issuer. The business address of Mr. Zhiqiang Zhao is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040.

Mr. Junping Sun is the Senior Vice President of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is the Senior Vice President of the Issuer. The business address of Mr. Junping Sun is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040.

Mr. Jinzhu Cai is an individual investor. He is a citizen of the People’s Republic of China and his principal occupation is enterpreneur. The business address of Mr. Jinzhu Cai is 27 Floor, Youdian Bldg., Baomin 1st Road, Bao’an District, Shenzhen, Guangdong, 518000, China.

(d) – (e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4.	Purpose of Transaction

The Ordinary Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

On June 19, 2015, Mr. Jianghuai Lin, Mr. Zhiqiang Zhao, Mr. Junping Sun, and Mr. Jinzhu Cai (the “Buyer Group”) submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.02. In the Proposal Letter, the Buyer Group proposed to acquire (the “Acquisition”), through a transaction vehicle to be formed by the Buyer Group, all of the outstanding Ordinary Shares not currently directly or indirectly beneficially owned by the Buyer Group for cash consideration equal to price of US$4.43 per ordinary share, which represents approximately a 30.0% premium above the average closing price of the Company's ordinary shares over the last 15 trading days up to and including June 18, 2015. The Proposal Letter constitutes only a preliminary indication of the Buyer Group’s interest, and does not constitute any binding commitment with respect to the Acquisition.

If the Acquisition is completed, the Issuer’s Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Select Market.

The descriptions of the Proposal Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter which has been filed as Exhibit 7.02 and is incorporated herein by this reference.

None of the Issuer or the Reporting Persons is obligated to complete the transactions described herein, and a binding commitment with respect to the Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons to be designated by the transaction vehicle to be formed by the Buyer Group, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. In addition, each member of the Buyer Group reserves his right to change his plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Buyer Group may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

Item 5.	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) — (b) As of the date hereof, Union Investment Holdings Limited owns 15,164,893 Ordinary Shares , which represent 45% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Jianghuai Lin beneficially owns 15,164,893 Ordinary Shares through Union Investment Holdings Limited, which represent 45% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Zhiqiang Zhao beneficially owns 103,167 Ordinary Shares, which represent 0.3% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Junping Sun beneficially owns 600,000 Ordinary Shares, which represent 1.8% of the outstanding Ordinary Shares.

As of the date hereof, Mr. Jinzhu Cai beneficially owns 200,000 Ordinary Shares, which represent 0.6% of the outstanding Ordinary Shares.

The above disclosure of percentage is based on a total of 33,681,359 Ordinary Shares.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Schedule 13D.

(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Proposal Letter under Item 4 is incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01:	Agreement of Joint Filing by and between the Reporting Persons, dated as of June 29, 2015.

Exhibit 7.02:	Proposal Letter from Mr. Jianghuai Lin, Mr. Zhiqiang Zhao, Mr. Junping Sun and Mr. Jinzhu Cai to the board of directors of the Issuer, dated as of June 19, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 29, 2015

Union Investment Holdings Limited

By:	/s/ Jianghuai Lin
Jianghuai Lin

/s/ Jianghuai Lin
Jianghuai Lin

/s/ Zhiqiang Zhao
Zhiqiang Zhao

/s/ Junping Sun
Junping Sun

/s/ Jinzhu Cai
Jinzhu Cai

INDEX TO EXHIBITS

Exhibit 7.01:	Joint Filing Agreement by and between the Reporting Persons, dated as of June 29, 2015.

Exhibit 7.02:	Proposal Letter from Mr. Jianghuai Lin, Mr. Zhiqiang Zhao, Mr. Junping Sun and Mr. Jinzhu Cai to the board of directors of the Issuer, dated as of June 19, 2015.